NO ACT

DC
P.E.
12-14-07



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE




08021474

Received SEC
JAN 17 2008
Washington, DC 20549

January 17, 2008

Robert G. Jones
Vice President – Law & General Counsel
Arch Coal, Inc.
CityPlace One, Suite 300
St. Louis, MO 63141

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/17/2008

Re: Arch Coal, Inc.
Incoming letter dated December 14, 2007

Dear Mr. Jones:

This is in response to your letter dated December 14, 2007 concerning the shareholder proposal submitted to Arch by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, the custodian of the New York City Board of Education Retirement System, and the Board of Pensions of the Presbyterian Church (USA). Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Patrick Doherty
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

cc: Rev. William Somplatsky-Jarman
Associate for Mission Responsibility Through Investment
Presbyterian Church (USA)
100 Witherspoon Street
Louisville, KY 40202-1396



RECEIVED
2007 DEC 17 PM 12: 32
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 14, 2007

ROBERT G. JONES
Vice President - Law & General Counsel

1934 Act/Rule 14a-8

Via Courier and Via Electronic Mail

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-2000

Re: Securities Exchange Act of 1934 – Section 14(a), Rule 14a-8; Omission of Stockholder Proposal

Ladies and Gentlemen:

I am writing on behalf of Arch Coal, Inc. ("Arch") to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that Arch intends to omit from its proxy solicitation materials for its 2008 annual meeting of stockholders a stockholder proposal (the "Proposal") jointly submitted by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension, the New York City Board of Education Retirement System and the Board of Pensions of the Presbyterian Church (USA) (collectively, the "Proponents"). Copies of the Proposal and accompanying materials are attached as Exhibit A.

Arch expects to file its definitive proxy statement for the 2008 annual meeting of stockholders on or about March 21, 2008. Accordingly, as contemplated by Rule 14a-8(j), this letter is being filed with the Commission more than 80 calendar days before the date upon which Arch expects to file the definitive proxy solicitation materials for the 2008 annual meeting of stockholders.

Pursuant to Rule 14a-8(j), I have enclosed six additional copies of this letter and the attachments. In accordance with Rule 14a-8(j), a copy of this letter is being forwarded simultaneously to the Proponents.

THE PROPOSAL

The Proposal requests that Arch's board of directors issue a report on how Arch is "responding to rising regulatory, competitive and public pressure to significantly reduce carbon dioxide emissions" from its coal mining operations and "from the use of its primary product: coal." In addition, the Proposal includes a supporting statement suggesting that "company productivity/margins are likely to be structurally impaired by new regulatory mandates."

CityPlace One, Suite 300 St. Louis, Missouri 63141 (314) 994-2700

DISCUSSION

As set forth more fully below, Arch believes that it may properly omit the Proposal from its proxy solicitation materials pursuant to Rule 14a-8(i)(7), because the Proposal deals with a matter relating to the conduct of Arch's ordinary business operations.

Rule 14a-8(i)(7) under the Exchange Act permits the exclusion of a stockholder proposal that deals with matters relating to a company's "ordinary business" operations. The Commission has stated that the policy underlying this exclusion is "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the stockholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Hearing on SEC Enforcement Problems before the Subcommittee of the Senate Committee on Banking and Currency, 85th Congress, 1st Session part 1, at 119 (1957), reprinted in part in Release 34-19135, n. 47 (October 14, 1982). In its release adopting revisions to Rule 14a-8 in 1998, the Commission described the two "central considerations" underpinning the exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." SEC Release No. 34-40018 (May 21, 1998) (the "1998 Release"). The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* In addition, the Staff has indicated that where a proposal requests a report on a specific aspect of the registrant's business, the Staff will consider whether the subject matter of the proposal relates to the conduct of the ordinary business operations. Where it does, such proposal, although only requiring the preparation of a report, will be excludable. SEC Release No. 34-20091 (August 16, 1983).

A. The Proposal Involves Ordinary Business Matters Because it Relates to the Assessment of Risk

Arch believes the Proposal is excludable under Rule 14a-8(i)(7) because the Proposal is seeking nothing less than an assessment of the risks and liabilities associated with the operation of Arch's coal mining business. Arch is one of the largest coal producers in the United States, focusing on mining, processing and marketing bituminous and sub-bituminous coal with low sulfur content. At September 30, 2007, Arch operated 19 active mines located in each of the major low sulfur coal-producing regions in the United States. Due to the nature of Arch's business, a report on its response to the rising regulatory, competitive and public pressure to reduce carbon dioxide emissions would be a monumental task because the Proposal likely contemplates a report more detailed than the information already compiled and made publicly available by Arch. Preparing such a detailed report would be an onerous task, requiring analysis of the day-to-day management decisions, strategies and plans necessary for the operation of a large coal mining company. Such an undertaking would necessarily encompass Arch's financial budgets, capital expenditure plans, coal pricing philosophy, coal production plans and short- and long-term business strategies. This is the type of micro-management by stockholders that the Commission sought to enjoin in the 1998 Release.

In essence, the Proposal focuses on matters that involve Arch's fundamental day-to-day business activities and would require Arch to provide a detailed report that, in effect, summarizes its ordinary business of mining, processing and marketing coal. The Proposal (as is clearly evident in its supporting statement) is in essence calling on Arch to undertake an internal assessment of the risks and benefits of its current approach to carbon dioxide emission regulations by creating a risk report and distributing it to stockholders. Any assessment or evaluation of the pressures that Arch may experience as a result of carbon dioxide emission regulations would require the identical action by management as an assessment of the risks and liabilities associated with such regulations. Finally, the Proposal does not request that Arch change its policies nor does it claim that the production of the report itself would address an important social policy. Thus, Arch believes that the Proposal requests precisely the type of report involving ordinary business activities noted by the Commission in the 1998 Release as falling within the ordinary business exclusion.

B. The Proposal Falls Within the Staff's Guidance Issued in Staff Legal Bulletin No. 14C as a Proposal Which may be Omitted for Relating to the Ordinary Business Matter of Evaluating Risk

In 2005, the Staff issued Staff Legal Bulletin No. 14C ("SLB 14C") to allow companies to better assess whether stockholder proposals related to environmental and public health issues may be excluded from proxy materials under Rule 14a-8(i)(7). Specifically, in Section D.2. of SLB 14C, the Staff stated:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk.
>
> To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

Arch believes that the Proposal clearly fits within the first category set forth above and therefore is excludable pursuant to Rule 14a-8(i)(7). It is well established that stockholder proposals seeking a company's assessment of the financial implications of aspects of its business operations do not raise significant policy issues and instead delve into the minutiae and details of the ordinary conduct of a company's business. The type of report requested by the Proposal necessarily entails Arch's assessment of its response to pressures to address carbon dioxide emission regulations, and the Proposal and the supporting statement suggest that the reason to do so is for competitive purposes. For example, the supporting statement suggests that company "productivity/margins are likely to be structurally impaired by new regulatory mandates." More importantly, the Proposal specifically requests that the report address the risks of competitive pressures. These and other implications throughout the Proposal clearly indicate a focus on Arch's internal risks and not on any overall social policy issue. As such, these are matters for the business judgment of management.

In Xcel Energy, Inc. (Apr. 1, 2003), the Staff granted relief under 14a-8(i)(7) allowing Xcel to exclude a proposal because the proposal requested a report on the economic risks of Xcel's prior, current and future emissions of carbon dioxide and other substances. The Xcel proposal requested the report to address, among other things, "the economic benefits of committing to a substantial reduction" of such emissions related to its business operations. Similarly, the Proposal asks Arch to address risks it may encounter as a result of regulatory, competitive and public opinion developments. The Proposal suggests that if Arch ignores these issues then it may be impaired financially. The Proposal submitted to Arch requests the same type of risk versus benefit report requested by the proposal in Xcel Energy, Inc. See Centex Corporation (May 14, 2007) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal calling for management to "assess how the company is responding to rising regulatory, competitive and public pressure to address climate change" as an evaluation of risk relating to the company's ordinary business); Standard Pacific Corp. (Jan. 29, 2007) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal calling for management to "assess its response to rising regulatory, competitive and public pressure to increase energy efficiency" as an evaluation of risk relating to the company's ordinary business); Ryland Group, Inc. (Feb. 13, 2006) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal requesting a report on the company's "response to rising regulatory, competitive and public pressure to increase energy efficiency" as an evaluation of risk relating to the company's ordinary business); Newmont Mining Corp. (Feb. 5, 2005) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal calling for management to review "its policies concerning waste disposal" at certain of its mining operations, "with a particular reference to potential environmental and public health risks incurred by the company") and Cinergy Corp. (Feb. 5, 2003) (concurring that the company could exclude under Rule 14a-8(i)(7) a proposal requesting a report on, among other things, "economic risks associated with the company's past, present and future emissions" of certain substances).

Similarly, in Willamette Industries, Inc. (Mar. 20, 2001), the Staff concurred that the company could exclude under Rule 14a-8(i)(7) a proposal requesting that an independent committee of the board prepare a report on the company's environmental problems, including an assessment of financial risk due to environmental issues. In Willamette, the company argued that compliance with federal, state and local environmental laws and regulations was a matter that related to ordinary business operations. The company also highlighted that such a report would interfere with its day-to-day operations. The Staff permitted the exclusion of the proposal because it related to an evaluation of risk. Similarly, the Proposal references regulations aimed at reducing carbon dioxide emissions, including references to the Western Climate Initiative, the Regional Greenhouse Gas Initiative and the various regulatory proposals aimed at regulating and reducing greenhouse gases currently pending before Congress. Like the proposal in Willamette, the Proposal relates to Arch's ordinary business operations, that is Arch's assessment of regulatory risk, which is inappropriate for consideration by all stockholders as a group.

The Staff has granted no-action relief to exclude proposals requesting similar climate change/environmental risk assessment reports. See, *e.g.*, Hewlett-Packard Company (Dec. 12, 2006); Wells Fargo & Company (Feb. 16, 2006); Wachovia Corporation (Feb. 10, 2006); Ford Motor Company (Mar. 2, 2004); American International Group, Inc. (Feb. 11, 2004); and Chubb Corporation (Jan. 25, 2004). The subject matter in Wells Fargo, including an assessment of the rising public and regulatory pressures to limit greenhouse gases, for example, is substantially similar to the subject matter of the Proposal. In Wells Fargo, the Staff concluded that the company could exclude the proposal under Rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., evaluation of risk). In our view, the Proposal, like the Wells Fargo proposal, also improperly calls upon management to conduct an internal assessment of risk to Arch and may therefore be excluded under Rule 14a-8(i)(7).

In short, Arch believes that the Proposal focuses on its fundamental day-to-day business operations and involves a matter that requires an internal assessment of various regulatory, competitive and public policy risks. Moreover, a proposal may be excluded in its entirety when it addresses ordinary business matters even if it also touches upon a policy matter. The fact that the Proposal mentions greenhouse gas emissions and climate change does not remove it from the scope of Rule 14a-8(i)(7) because the Proposal fundamentally addresses the benefits, risks and liabilities Arch faces as a result of its response to regulatory, competitive and public pressure to address carbon dioxide emissions. Accordingly, based on the foregoing and in view of the consistent position of the Staff on prior proposals relating to similar issues, Arch believes that it may properly omit the Proposal under Rule 14a-8(i)(7).

Based upon the foregoing, Arch believes that the Proposal may properly be omitted from its proxy solicitation materials for its 2008 annual meeting of stockholders under Rule 14a-8(i)(7), because the Proposal deals with the ordinary business operations of Arch.

Staff's Use of Facsimile Numbers for Response

Pursuant to Staff Legal Bulletin 14C, in order to facilitate transmission of the Staff's response to our request during the highest volume period of the stockholder proposal season, our facsimile number is (314) 994-2734, and the Proponents' facsimile numbers are (212) 669-4072 (New York City Office of the Comptroller) and (502) 569-8116 (Presbyterian Church).

CONCLUSION

Based upon the foregoing analysis, Arch respectfully requests that the Staff concur that it will take no action if Arch omits the Proposal from its proxy solicitation materials for its 2008 annual meeting of stockholders. If the Staff does not concur with the positions of Arch discussed above, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

Please acknowledge receipt of this letter by date-stamping the enclosed additional copy of this letter and returning it to the messenger. If you have any questions or require any additional information, please do not hesitate to contact me at (314) 994-2716.

Sincerely,



Robert G. Jones
Vice President – Law, General Counsel and
Secretary

Enclosures
cc: Patrick Doherty
The City of New York
Office of the Comptroller

Rev. William Somplatsky-Jarman
Associate for Mission Responsibility Through Investment
Presbyterian Church (USA)

Carol Hylkema
Bernice McIntyre
Committee on Mission Responsibility Through Investment
Presbyterian Church (USA)

Rev. Paul T. Reiter
Presbytery of Giddings-Lovejoy

James R. Boyd
Steven F. Leer
Arch Coal, Inc.


EXHIBIT
A



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

November 7, 2007

Mr. Robert G. Jones
Vice President – Law Dept.
General Counsel and Secretary
Arch Coal, Inc.
One City Place Drive
St. Louis, MO 63141

Dear Mr. Jones:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized the Comptroller to inform you of their intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from The Bank of New York certifying the funds' ownership, continually for over a year, of shares of Arch Coal, Inc. common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:ma
Enclosures

WHEREAS:

In 2007, the Intergovernmental Panel on Climate Change found that that "warming of the climate system is unequivocal" and that man-made greenhouse gas emissions are now believed, with greater than 90 percent certainty, to be the cause.

In October 2007, a group representing the world's 150 scientific and engineering academies including the U.S. National Academy of Sciences issued a report urging governments to lower greenhouse gas emissions by establishing a firm and rising price for such emissions and by doubling energy research budgets to accelerate deployment of cleaner and more efficient technologies.

In October 2006, a report authored by former chief economist of The World Bank, Sir Nicolas Stern, estimated that climate change will cost between 5% and 20% of global domestic product if emissions are not reduced, and that greenhouse gases can be reduced at a cost of approximately 1% of global economic growth. The report also warned that "the investment that takes place in the next 10-20 years will have a profound effect on the climate in the second half of this century and in the next."

In 2004, combustion of coal was responsible for approximately 35% of all greenhouse gas emissions generated by fossil fuels in the U.S.

Seventeen U.S. states have established statewide emissions reduction goals and a majority of U.S. states have entered into regional initiatives to reduce emissions. Two such initiatives are the Western Climate Initiative, a six-state collaboration with an emissions reduction goal of 15% below 2005 levels by 2020; and the Regional Greenhouse Gas Initiative, involving nine northeastern states that aim to reduce carbon dioxide emissions from power plants by 10% between 2009 and 2019. As of September 2007, the U.S. Senate is considering at least seven proposals calling for a national cap-and-trade system to regulate and reduce greenhouse gas emissions.

In May 2007, Standard and Poors indicated that energy efficiency is likely to emerge as a major part of the solution to climate change, and warned that the global power system "can't do without coal, but it also continue to burn coal in its current form."

In a July 2007 report, Citigroup warned that, "Prophesies of a new wave of Coal-fired generation have vaporized, while clean Coal technologies such as IGCC with carbon capture and Coal-to-Liquids remain a decade away, or more," and that, "company productivity/margins are likely to be structurally impaired by new regulatory mandates" to reduce greenhouse gas emissions.

RESOLVED: Shareholders request a report [reviewed by a board committee of independent directors] on how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide emissions from the company's operations and from the use of its primary product: coal. The report should be provided by September 1, 2008 at a reasonable cost and omit proprietary information.



BNY MELLON
ASSET SERVICING

US Securities Services

November 7, 2007

To Whom It May Concern

Re: Arch Coal Inc. CUSIP#: 039380100

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 7, 2006 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 22,840 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286





BNY MELLON
ASSET SERVICING

US Securities Services

November 7, 2007

To Whom It May Concern

Re: Arch Coal Inc. CUSIP#: 039380100

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 7, 2006 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund 58,606 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON
ASSET SERVICING

US Securities Services

November 7, 2007

To Whom It May Concern

Re: Arch Coal Inc. CUSIP#: 039380100

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 7, 2006 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 133,663 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286



BNY MELLON
ASSET SERVICING

US Securities Services

November 7, 2007

To Whom It May Concern

Re: Arch Coal Inc. CUSIP#: 039380100

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 7, 2006 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 170,480 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON
ASSET SERVICING

US Securities Services

November 7, 2007

To Whom It May Concern

Re: Arch Coal Inc. CUSIP#: 039380100

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 7, 2006 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 13,770 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286



GENERAL ASSEMBLY COUNCIL

PRESBYTERIAN CHURCH (U.S.A.)

PEACE AND JUSTICE

VIA FAX (314) 994-2734 and OVERNIGHT DELIVERY

November 20, 2007

Mr. Robert G. Jones
Vice President, Law, General Counsel and Secretary
Arch Coal, Inc.
One City Place Drive, Suite 300
St. Louis, MO 63141

RE: SHAREHOLDER PROPOSAL ON CLIMATE CHANGE

Dear Mr. Jones:

The Presbyterian Church (USA) is a major Protestant denomination with nearly 2.3 million members. Our General Assembly believes its investments should promote its mission goals, and reflect its ethical values. These goals include social and economic justice, securing the rights of women and environmental responsibility. The Committee on Mission Responsibility Through Investment (MRTI) was created over thirty years ago to implement this policy. We have worked on the challenge presented by global climate change since 1987, and have urged companies to be proactive in their response to climate change, and transparent with their shareholders about their policies and actions.

The Board of Pensions of the Presbyterian Church (USA) is the beneficial owner of 85 shares of Arch Coal common stock. The enclosed shareholder proposal, along with its supporting statement, has been submitted for consideration and action at your 2008 Annual Meeting by Mr. William Thompson, Comptroller of the City of New York. We would like to co-file this proposal. In brief, the proposal requests Arch Coal to provide shareholders with a report on how Arch Coal is responding to "rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide emissions from the company's operations and from the use of its primary product: coal.

In accordance with SEC Regulation 14A-8 of the Securities and Exchange Commission Guidelines, the Board of Pensions has continuously held Arch Coal, Inc. shares totaling at least $2,000 in market value for at least one year prior to the date of this filing. Proof of ownership from Mellon Bank, the master custodian, will be forwarded separately. It is the Board's intent to maintain ownership of Arch Coal, Inc. stock through the date of the 2008 Annual Meeting. The shares will be represented at the annual meeting.

100 Witherspoon Street · Louisville, KY · 40202-1396 · 502-569-5809 · FAX 502-569-8116
Toll-free: 888-728-7228 ext. 5809 · Toll-free fax: 800-392-5788

Letter to Mr. Robert G. Jones
November 20, 2007
Page Two

We hope you will respond positively to the issues raised in the resolution, and look forward to hearing from you.

Sincerely,

William Somplatsky-Jarman

Rev. William Somplatsky-Jarman
Associate for Mission Responsibility Through Investment

Enclosures: Shareholder Proposal on Climate Change

Cc: Ms. Carol Hylkema, Chairperson
Committee on Mission Responsibility Through Investment
Ms. Bernice McIntyre, Vice Chairperson
Committee on Mission Responsibility Through Investment
Rev. Paul T. Reiter, Executive Presbyter
Presbytery of Giddings-Lovejoy
Mr. Patrick Doherty
New York City Comptroller's Office

WHEREAS:

In 2007, the Intergovernmental Panel on Climate Change found that that "warming of the climate system is unequivocal" and that man-made greenhouse gas emissions are now believed, with greater than 90 percent certainty, to be the cause.

In October 2007, a group representing the world's 150 scientific and engineering academies including the U.S. National Academy of Sciences issued a report urging governments to lower greenhouse gas emissions by establishing a firm and rising price for such emissions and by doubling energy research budgets to accelerate deployment of cleaner and more efficient technologies.

In October 2006, a report authored by former chief economist of The World Bank, Sir Nicolas Stern, estimated that climate change will cost between 5% and 20% of global domestic product if emissions are not reduced, and that greenhouse gases can be reduced at a cost of approximately 1% of global economic growth. The report also warned that "the investment that takes place in the next 10-20 years will have a profound effect on the climate in the second half of this century and in the next."

In 2004, combustion of coal was responsible for approximately 35% of all greenhouse gas emissions generated by fossil fuels in the U.S.

Seventeen U.S. states have established statewide emissions reduction goals and a majority of U.S. states have entered into regional initiatives to reduce emissions. Two such initiatives are the Western Climate Initiative, a six-state collaboration with an emissions reduction goal of 15% below 2005 levels by 2020; and the Regional Greenhouse Gas Initiative, involving nine northeastern states that aim to reduce carbon dioxide emissions from power plants by 10% between 2009 and 2019. As of September 2007, the U.S. Senate is considering at least seven proposals calling for a national cap-and-trade system to regulate and reduce greenhouse gas emissions.

In May 2007, Standard and Poors indicated that energy efficiency is likely to emerge as a major part of the solution to climate change, and warned that the global power system "can't do without coal, but it also continue to burn coal in its current form."

In a July 2007 report, Citigroup warned that, "Prophesies of a new wave of Coal-fired generation have vaporized, while clean Coal technologies such as IGCC with carbon capture and Coal-to-Liquids remain a decade away, or more," and that, "company productivity/margins are likely to be structurally impaired by new regulatory mandates" to reduce greenhouse gas emissions.

RESOLVED: Shareholders request a report [reviewed by a board committee of independent directors] on how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide emissions from the company's operations and from the use of its primary product: coal. The report should be provided by September 1, 2008 at a reasonable cost and omit proprietary information.



BNY MELLON
ASSET SERVICING

November 20, 2007

Mr. Robert G. Jones
Vice President, Law, General Counsel and Secretary
Arch Coal, Inc.
One City Place Drive, Suite 300
St. Louis, MO 63141

Dear Mr. Jones:

Please be advised that the Board of Pensions of the Presbyterian Church (U.S.A.) is beneficial owner of 85 shares of Arch Coal common stock as of 11/20/07. The shares have been held continuously for at least one year prior to 11/20/07.

Sincerely,

Terri L. Volz, Officer
Bank of New York Mellon Corporation
Client Accounting & Reporting Services

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 17, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Arch Coal, Inc.
Incoming letter dated December 14, 2007

The proposal requests a report on how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide emissions from the company's operations and from the use of its primary product.

There appears to be some basis for your view that Arch may exclude the proposal under rule 14a-8(i)(7), as relating to Arch's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Arch omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



William A. Hines
Special Counsel

END